HONGLI GROUP INC.

July 15, 2022

Jeff Kauten, Esq.
Division of Corporation Finance
Legal Branch
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Hongli Group Inc.

Amendment No. 4 to Registration Statement on Form F-1

Filed June 17, 2022

File No. 333-261945

Dear Mr. Kauten:

This letter is in response to the letter dated June 28, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Hongli Group Inc. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The amendment to Registration Statement on Form F-1 (the “Registration Statement”) is being filed to accompany this letter.

Amendment No. 4 to Registration Statement on Form F-1 filed June 17, 2022

Cover Page

1.	We note your disclosure that the Cayman Islands holding company controls and receives the economic benefits of the VIE’s business operations through contractual agreements between the VIE and your wholly foreign-owned enterprise (WFOE) and that the Cayman Islands holding company is the primary beneficiary of the VIE. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes.

Response: In response to the Staff’s comments, we revised the disclosure on the cover page and throughout the Registration Statement as applicable.

Commonly Used Defined Terms, page ii

2.	We note that you exclude Hong Kong and Macau from your definition of PRC or China. Please revise to remove these exclusions from this definition.

Response: In response to the Staff’s comments, we revised the defined term on page ii of the Registration Statement accordingly and made revisions throughout the Registration Statement as applicable.

Summary Consolidated Financial Data, page 26

3.	We note your revised disclosures in response to prior comment 8. Please explain to us why the amount of the consulting fee income/consulting fee services expense in the consolidating income statement worksheet differs from the consulting fee receivable/payable in the consolidating balance sheet for fiscal 2021. Also revise to refer to these worksheets as condensed consolidating statements of operations and balance sheets.

Response: We respectfully advise the Staff that the difference between the amount of the consulting fee income/consulting fee services expense in the consolidating income statement worksheet and the consulting fee receivable/payable in the consolidating balance sheet for fiscal 2021, was because of the different exchange rates used to translate our functional currency of RMB to U.S. Dollars. The consulting fee income/consulting fee services expense in the consolidating income statement worksheet were translated at the average rate of exchange of 6.4512 during the reporting period, and the consulting fee receivable/payable in the consolidating balance sheet were translated at the applicable spot rate of exchange of 6.3731 at December 31, 2021. Further, we revised the reference to these worksheets as condensed consolidating statements of operations and balance sheets on page 27 to 29 of the Registration Statement.

Use of Proceeds, page 68

4.	Please revise footnote (1) to clarify what is meant by “such portion” of the proceeds will be used to pay for the Yingxuan Assets in the event Hongli Shandong is not able to obtain the loan from the Bank of Weifang. In this regard, quantify the additional proceeds that will be used if the loan is not obtained, which appears to be approximately $3.8 million after factoring in the $7.2 million and $6.2 million already disclosed.

Response: In response to the Staff’s comments, we revised the disclosures on page 25, 68 and 70 of the Registration Statement.

Capitalization, page 70

5.	We note your revised disclosures in response to prior comment 12. Please further revise to reflect the $6.2 million of proceeds that you intend to use for the Yingxuan Asset purchase in the “as adjusted” column as a cash reduction. Also, revise your discussion in footnote (3) to address, in quantified terms, the impact of the pending loan and the intended repayment of such loan on your cash and total capitalization as well as the impact should you not receive final approval for such loan. Lastly, revise to refer to the as-adjusted column as pro-forma.

Response: In response to the Staff’s comments, we revised the capitalization table on page 70 of the Registration Statement. Further, we revised the disclosure in footnote (3) of the capitalization table. Last, we revised the reference to the as-adjusted column as pro-forma on page 70 of the Registration Statement accordingly.

Dilution, page 70

6.	Please provide us with the calculations that support your net tangible book value of $10,161,237.

Response: We respectfully advise the Staff that the net tangible book value of $10,161,237 is calculated as following:

December 31, 2021
Total assets	$21,845,746
Less: deferred offering costs (included in prepaid expense and other current assets in the consolidated balance sheet)	605,000
Less: intangible assets, net	722,359
Less: total liabilities	10,357,150
Net tangible book value	$10,161,237

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Factors Affecting Our Results of Operations, page 74

7.	We note from your disclosures that you expect the steel price to stabilize in the near future and therefore, you do not think that the trend of increased steel price will have a material impact on your results of operations or liquidity in the near term. Please revise to clarify what is meant by “near future” and “near term.” Also, explain the basis for this disclosure and how steel prices to date in fiscal 2022 or other operational strategies impacted your assertions.

Response: We respectfully advise the Staff that the expected steel price as previously disclosed in the Registration Statement was estimated in 2021. We revised the disclosure and provided the historic data of the steel price for investors’ information on page 67 of the Registration Statement. We removed the expectation of the steel price accordingly.

8.	You state that if the steel price increases by more than 10%, the PRC operating entities will negotiate with their customers to adjust the selling price on the sales side. Please clarify whether such negotiations relates to existing contracts or to new contracts with your customer. To the extent you renegotiate existing contracts, please tell us how you account for the contract modifications and revise your disclosures, both here and in the financial statement footnotes, as necessary.

Response: We respectfully advise the Staff that the PRC operating entities entered into framework agreements with their customers. As the PRC operating entities produce customized products based on the customers’ demands, the PRC operating entities will negotiate price and number of products with their customers when a specific order is placed under the framework agreements based on the then market conditions. Once an order is placed, the price and number of products will not change. Accordingly, we revised the disclosure on page 67 of the Registration Statement.

Liquidity and Capital Resources, page 81

9.	You state that to the extent you are unable to obtain the bank loan to complete Hongli Shandong’s expansion plan, you will re-allocate 28% of the proceeds from this offering to pay for the Yingxuan Assets. It appears from your disclosures on page 68 that you already plan to use $6.2 million (or 28%) of the proceeds to pay for these Assets regardless of whether the loan is obtained. Please explain further this disclosure. To the extent this is intended to convey that you will pay the remaining $11.0 million due for the Yingxuan Assets from the proceeds of the offering if you are unable to obtain the loan, then revise to clearly indicate as such and provide the dollar amount of proceeds that you intend to use to fund the expansion plan.

Response: In response to the Staff’s comments, we revised the disclosure on page 86 and 87 of the Registration Statement.

10.	Please revise to include a discussion of the loan agreements with Industrial and Commercial Bank of China and Agricultural Bank of China that you entered into during fiscal 2022.

Response: In response to the Staff’s comments, we added the disclosures of these loan agreements on page 85 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 81

11.	Please file the asset transfer agreements with Yingxuan regarding the acquisition of the Yingxuan Assets as exhibits to your registration statement. Refer to Item 601(b)(10)(ii)(C) of Regulation S-K.

Response: In response to the Staff’s comments, we filed the asset transfer agreements with Yingxuan as Exhibit 10.15 of the Registration Statement.

Material Income Tax Consideration, page 164

12.	Please revise both here and in Section C.vi of the East & Concord Partners opinion to state that the disclosure regarding the PRC tax laws and regulations or interpretations represents the opinion of counsel. Also, revise the disclosure in the U.S. Federal Income Taxation section to state that it represents the opinion of Messina Madrid Law PA. For guidance, refer to Section III.B.2 of Staff Legal Bulletin #19.

Response: In response to the Staff’s comments, we revised the disclosure on page 166 of the Registration Statement. We further filed the revised legal opinion of East & Concord, our PRC counsel, as Exhibit 5.2 of the Registration Statement accordingly.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

[Signature Page Follows]

By:	/s/ Jie Liu
Jie Liu
Chief Executive Officer

Arila Zhou, Esq.
Robinson & Cole LLP

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